EXHIBIT 99.1

Ero Copper Extends Precious Metals Purchase Arrangements with Royal Gold by US$50 million at the Xavantina Operations

(all amounts in US dollars, unless otherwise noted)

VANCOUVER, British Columbia, March 31, 2025 (GLOBE NEWSWIRE) -- Ero Copper Corp. (TSX: ERO, NYSE: ERO) ("Ero" or the “Company”) is pleased to announce that, in return for upfront proceeds of $50 million, it has extended the June 2021 Precious Metals Purchase Agreement (the “Original Xavantina Stream”) with RGLD Gold AG, a wholly owned subsidiary of Royal Gold Inc. (collectively, “Royal Gold”), under an additional precious metals purchase agreement in relation to a portion of future gold production from the Xavantina Operations in Mato Grosso, Brazil (the “Stream Supplement”).

The Stream Supplement is incremental to the Original Xavantina Stream. Under the terms of the Stream Supplement, Ero has received a further $50 million in proceeds from Royal Gold, bringing total proceeds from Royal Gold under the Xavantina streaming agreements to $160 million since 2021. In exchange, the Company has extended the gold delivery threshold milestones under Stage II (as further defined below) and has agreed to expand the area of influence covered by the stream to incorporate additional tenements acquired by the Company since the Original Xavantina Stream was completed. The delivery of additional ounces under the Stream Supplement is expected to commence in 2028.

“The performance and growth prospects for the Xavantina Operations, combined with recent increases in mineral reserves and resources, creates an opportunity to capitalize on what continues to be a significant dislocation of value for the Xavantina Operations with a strong strategic partner in Royal Gold," said Makko DeFilippo, President & Chief Executive Officer.

“Proceeds from the Stream Supplement will support ongoing growth and asset integrity investment programs at the Xavantina Operations, which were included in our 2025 capital expenditure guidance. We continue to see significant potential in the Xavantina Operations. With the support of Royal Gold, we are focused on positioning the mine for future growth, improved operating performance and long-term value creation.”

KEY TERMS OF EXTENDED XAVANTINA STREAM

  Stage I: Royal Gold will continue to receive 25% of gold produced in exchange for cash payments equal to 20% of the prevailing spot gold price for the first 49,000 ounces delivered. Stage I remains unchanged from the Original Xavantina Stream, with a cumulative 45,177 ounces delivered as of December 31, 2024.
  Stage II: Royal Gold will receive 25% of gold produced in exchange for cash payments equal to 40% of the prevailing spot gold price until a cumulative 160,000 ounces have been delivered.
  Stage III: Following the completion of Stage II, Royal Gold will receive 10% of gold production for the remaining life of mine in exchange for cash payments equal to 40% of the prevailing spot gold price. The terms of Stage III remain unchanged from the Original Xavantina Stream.

In effect, the Stream Supplement equates to an additional 40,200 ounces of gold to be delivered to Royal Gold, for which it will make cash payments equal to 40% of the prevailing spot gold price.

All terms and conditions of the Original Xavantina Stream remain in place. For more information please see the Company's press release dated June 30, 2021.

GenCap Mining Advisory Ltd. acted as financial advisor to the Company.

ABOUT ERO COPPER CORP

Ero Copper is a high-margin, high-growth copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. ("MCSA"), 100% owner of the Company's Caraíba Operations, which are located in the Curaçá Valley, Bahia State, Brazil, and the Tucumã Operation, an open pit copper mine located in Pará State, Brazil. The Company also owns 97.6% of NX Gold S.A. ("NX Gold") which owns the Xavantina Operations, an operating gold and silver mine located in Mato Grosso State, Brazil. In July 2024, the Company signed a definitive earn-in agreement with Vale Base Metals for a 60% interest in the Furnas Copper-Gold Project, located in the Carajás Mineral Province in Pará State, Brazil. For more information on the earn-in agreement, please see the Company's press releases dated October 30, 2023 and July 22, 2024. Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations, Tucumã Operation and the Furnas Copper-Gold Project, can be found on the Company’s website (www.erocopper.com), on SEDAR+ (www.sedarplus.ca/landingpage/) and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

FOR MORE INFORMATION, PLEASE CONTACT

Courtney Lynn, Executive Vice President, External Affairs and Strategy (604) 335-7504
info@erocopper.com

CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the anticipated timeframe for the delivery of additional ounces under the Stream Supplement and the expected future growth, increased operating performance and long-term value creation at the Xavantina Operation. .

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this press release and in the Company’s Annual Information Form for the year ended December 31, 2023 (“AIF”) under the heading “Risk Factors”. The risks discussed in this press release and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this press release and in the AIF, the Company has made certain assumptions about, among other things: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations, the Tucumã Operation and the Furnas Copper-Gold Project being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates, interest rates and tariff rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks, political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this press release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this press release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.